STATEMENT OF FINANCIAL CONDITION

Perella Weinberg Partners LP

With Report of Independent Registered Public Accounting Firm
As of December 31, 2025

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SEC FILE NUMBER
8-67167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perella Weinberg Partners LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexandra Gottschalk, Chief Financial Officer	(713) 333-7106	agottschalk@pwpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandra Gottschalk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perella Weinberg Partners LP, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA GREEN
NOTARY PUBLIC
STATE OF TEXAS
ID 131910976
EXP. 02-28-2027

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

Statement of Financial Condition 2

Notes to Statement of Financial Condition.. 3



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Perella Weinberg Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2007.
February 23, 2026

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	158,034,698
Accounts receivable, net of allowance for credit losses		41,407,375
Receivable from broker-dealer		374,214
Fixed assets, net of accumulated depreciation and amortization		4,162,687
Prepaid expenses and other assets		996,377
Right-of-use lease assets		8,861,165
Total assets	$	213,836,516

Liabilities and Partners' Capital

Payables to affiliates	$	120,099,289
Accounts payable, accrued expenses and other liabilities		2,851,373
Lease liabilities		11,424,830
Total liabilities		134,375,492
Commitments and Contingencies (Note 10)		
Partners' capital*		79,461,024
Total liabilities and partners' capital	$	213,836,516

The accompanying notes are an integral part of this Statement of Financial Condition.
*The full Partners' Capital balance is held by the limited partner.

Note 1—Organization

Perella Weinberg Partners LP (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership claims exemption from certain regulations concerning reserves and protection of client securities through SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5. Consequently, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required. The Partnership does not hold securities accounts for clients or trade in securities for its own account. See Note 2—Summary of Significant Accounting Policies for further information.

The Partnership provides a range of advisory services to its clients, including advice related to strategic and financial decisions, mergers and acquisitions ("M&A") execution, shareholder engagement advisory, financing and capital solutions advice with a focus on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries. The Partnership is based in New York City, with branch offices in Houston, San Francisco, Los Angeles, Chicago, Denver and Greenwich. At December 31, 2025, the Partnership was registered as a broker-dealer in all 50 states and the District of Columbia.

The parent of the Partnership and the sole limited partner is Perella Weinberg Partners Group LP ("PWP Group" or the "Parent"), a Delaware limited partnership. PadCo GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner") and is wholly owned by PWP Group. PWP Group is wholly owned by PWP Holdings LP which is controlled and partially owned by Perella Weinberg Partners, a publicly traded corporation listed on the NASDAQ under the symbol "PWP".

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at banks, including interest-bearing money market accounts and any highly liquid investments with original maturities of three months or less from the date of purchase. The Partnership maintains its cash with a major bank with a high credit rating and it can be withdrawn without restriction. As of December 31, 2025, the Partnership held no cash equivalents.

Investments in Short-Term Marketable Debt Securities

The Partnership invests in short-term marketable debt securities to manage excess liquidity. During the year ended December 31, 2025, these investments consisted solely of U.S. Treasury securities and were carried at fair value as is required for broker-dealers. In general, these investments are recorded on the Statement of Financial Condition within Cash and cash equivalents for investments with an original maturity from the date of purchase of three months or less, and within Investments in short-term marketable debt securities for those with original maturities longer than three months but less than one year. There were no outstanding investments in short-term marketable debt securities as of December 31, 2025.

Accounts Receivable, Net of Allowance for Credit Losses

Accounts receivable are presented net of allowance for credit losses based on the Partnership's assessment of collectability. The Partnership regularly reviews its accounts receivable for collectability and an allowance is recognized for expected credit losses, if required. The Partnership maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Partnership determines the adequacy of the allowance by reviewing specific client receivables, as well as estimating the probability of loss on total client receivables based on the Partnership's historical credit loss experience and taking into consideration current market conditions that affect the collectability of the reported amount. The Partnership updates its expected credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. After concluding that a reserved accounts receivable is no longer collectible, the Partnership reduces both the gross receivable and the allowance for credit losses.

Receivable from Broker-Dealer

Receivable from broker-dealer includes commissions receivable pursuant to a commission sharing agreement with a third-party broker-dealer.

Fixed Assets

Fixed assets include furniture and fixtures, equipment, software development costs and leasehold improvements, which are all stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, including (i) five years for furniture, fixtures and equipment; (ii) the lesser of the estimated life of the improvement or the remaining term of the lease for leasehold improvements; and (iii) three years for software development costs. The Partnership evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset's carrying value may not be fully recovered.

Prepaid Expenses and Other Assets

Generally, prepaid expenses comprise the majority of Prepaid expenses and other assets on the Statement of Financial Condition and represent upfront payments for various services, including those related to future marketing events, subscriptions for market data, software licenses, insurance, and annual filing fees, which are amortized over the related service period or policy term. Prepaid expenses and other assets also includes security deposits for leased office space.

Leases

The Partnership leases office space and the related agreements are classified as operating leases. Right-of-use assets represent the Partnership's right to use the underlying assets for their lease terms and lease liabilities represent the Partnership's obligation to make lease payments arising from these leases. The Partnership does not recognize right-of-use assets and lease liabilities for short-term leases with a lease term of 12 months or less. The Partnership elected the practical expedient not to separate lease components and non-lease components in calculating the net present value of its lease payments; thus, the measurement of the right-of-use asset and corresponding lease obligation uses one single combined component. Lease expense is recognized on a straight-line basis over the lease term.

The implicit discount rates used to determine the present value of the Partnership's leases are not readily determinable; thus, the Partnership uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgment and is calculated based on multiple factors, including current market conditions and, due to the centralized treasury function at the Parent level, the Parent's credit rating and the terms of the Parent's recent debt issuances and/or current revolving credit facilities and the expected lease term. The Partnership estimates the expected lease terms by assuming the exercise of renewal options and extensions where a significant penalty could be incurred and such renewal or extension is at the sole discretion of the Partnership. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Statement of Financial Condition.

Revenue Recognition

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition.

Transaction-Related Advisory Services

The Partnership provides transaction-related advisory services to its clients to assist with corporate finance activities that include, but are not limited to, mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Partnership considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The Partnership recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Partnership's advisory revenue is recognized over time since the Partnership provides most of its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Partnership's clients continuously benefit from the ongoing financial and strategic advice throughout the engagement. The fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Partnership's influence, such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, these fees are often constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period, the determination of which may require significant judgment, especially when assessed near the end of a reporting period, and/or involve material amounts. Due to this constraint, a significant portion of revenue recognized for advisory services in any given period often relates to services performed in prior periods.

In some cases, a portion of the variable fees received may be deferred and recognized as a contract liability based on an estimate of the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided between transaction announcement and transaction close). The determination of when and to what extent to subsequently recognize deferred variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone.

Certain fixed fees specified in the Partnership's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement.

Fairness Opinion Services

Although the Partnership usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately and the Partnership is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Partnership typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time that the fairness opinion is delivered at which time the client receives the benefit of the fairness opinion services.

Research and Underwriting Services

The Partnership provides research on the energy and related industries and associated equity and commodity markets. The Partnership's research clients continuously benefit from the research provided throughout arrangements between the Partnership and such clients, and, accordingly, over time revenue recognition matches the transfer of such benefits. Research clients compensate the Partnership via direct payment or commission sharing agreements.

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Partnership's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. The Partnership recognizes underwriting revenue at a point in time, typically on the pricing date of the offering.

Contract Costs and Contract Balances

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time. The Partnership is reimbursed by the client for certain of these out-of-pocket expenses.

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. The Partnership records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Partnership has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied).

Compensation and Benefits

Compensation and benefits expense consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, as well as payroll and related taxes and benefits for the Partnership's employees. In all instances, compensation expense is accrued over the requisite service period. The Partnership recognizes equity-based compensation expense due to the participation of its employees in the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"), which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by affiliates, including the Parent and PWP Employer LP, an entity controlled by the Parent. The expenses processed on behalf of the Partnership by PWP Employer LP relate solely to compensation and employee expenses. In general, expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are paid by the Parent or PWP Employer LP and allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage and headcount. See Note 5—Related Party Transactions for further explanation of affiliate transactions.

Interest Income

The Partnership typically earns interest on cash at banks and short-term investments, which is recorded on an accrual basis.

Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes, and therefore is generally not subject to state or federal income taxes. In accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, the Parent does not allocate consolidated current and deferred income taxes to the Partnership.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Partnership's financial statements during the year ended December 31, 2025.

Future Adoption of Accounting Pronouncements

Credit Losses—In July 2025, the FASB issued Accounting Standards Update 2025-05, *Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), which amends the guidance in ASC Topic 326, Financial Instruments—Credit Losses, to reduce the uncertainty inherent in developing reasonable and supportable forecasts, simplify the process for preparing the estimate of expected credit losses, and eliminate the need for certain documentation. The amendments in ASU 2025-05 are effective for the Partnership beginning with the interim periods within the annual period ended December 31, 2026. The amendments are to be applied prospectively with early adoption permitted. The Partnership does not expect the adoption of ASU 2025-05 to have a material impact on the financial statements.

Note 3—Revenue from Contracts with Customers

Performance Obligations and Contract Balances

As of December 31, 2025, the aggregate amount of the transaction price, as defined in the Codification, allocated to performance obligations yet to be satisfied was $0.9 million and the Partnership generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Partnership's performance obligations of providing transaction-related advisory services. A significant portion of total revenues in any given period often relates to performance obligations that were satisfied or partially satisfied in prior periods. These amounts are recognized upon the resolution of revenue constraints and uncertainties in the relevant period and are generally related to transaction-related advisory services.

As of December 31, 2025, the Partnership recorded $0.9 million for contract liabilities which are presented within Accounts payable, accrued expenses and other liabilities within the Statement of Financial Condition.

Accounts Receivable and Allowance for Credit Losses

As of December 31, 2025, $19.9 million of accrued revenue was included in Accounts receivable, net of allowance for credit losses on the Statement of Financial Condition. This amount has been recognized as revenue in accordance with the Partnership's revenue recognition policies but remained unbilled as of December 31, 2025.

The allowance for credit losses activity for the year ended December 31, 2025 is as follows:

	December 31, 2025
Beginning Balance	$ 946,693
Bad debt expense	2,071,875
Write-offs and other adjustments	(1,670,274)
Ending Balance	$ 1,348,294

Note 4—Fair Value Measurements and Investments

Fair value is generally based on quoted prices; however, if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Partnership established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

> Level 1—Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.

> Level 2—Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

> Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which level within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The fair values of cash and cash equivalents, accounts receivable, receivables from and payables to affiliates, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these items.

Fair Value of Financial Instruments

The Partnership held no financial instruments subject to fair value measurement as of December 31, 2025. The Partnership had no transfers between fair value levels during the year ended December 31, 2025.

Note 5—Related Party Transactions

Transfer Pricing

The Partnership and its domestic and foreign affiliates provide financial advisory services as part of a globally integrated network. As such, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The revenue of the Partnership and its affiliates is generated by the origination and execution efforts of professionals that reside in the UK, France, Germany, Canada and the United States, working cooperatively to serve clients. The Partnership and its affiliates generate revenues and meet the needs of clients primarily based on the knowledge and experience of its professionals. These individuals have developed valuable know-how through training, experience, service development efforts, and by applying their knowledge to provide solutions to client issues. Once certain skills have been developed by its employees for a particular client or issue, it is often applied in similar situations for different clients. Helping professionals to acquire and develop the skills which clients demand, and facilitating knowledge sharing between and among professionals in different locations, is part of the globally coordinated services model which the Partnership and its affiliates use to serve their clients.

Based upon the interconnectedness of the globally coordinated services model, the Partnership and its affiliates concluded that it was appropriate to apply a global transfer pricing policy using the Profit Split Method. Under this method, the profits and losses associated with the joint client advisory operations are allocated among the Partnership and its domestic and foreign affiliates based on each entity's share of costs. As an ex-post measure of the profit split, profits and losses have been allocated such that each affiliate earns the same operating margin (i.e., the ratio of operating profit (loss) to revenues).

Distributions

During the year ended December 31, 2025, the Partnership made distributions to the Parent totaling $78.0 million in the ordinary course of business.

Affiliate Expense Allocation

The Partnership receives administrative services including, but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Partnership, the amounts have been expensed directly by the Partnership. Allocations from the Parent or PWP Employer LP of expenses not directly attributable to the Partnership reflect the utilization of services provided to, benefits received by, or share of losses incurred by the Partnership presented on a consistent basis based on the most relevant measure, such as relative usage, pro-rata basis of headcount, or square footage.

Other Related Party Transactions

The Partnership shares a portion of its revenue earned under a third-party commission sharing agreement with an affiliate under common control. The Partnership is included in the combined Texas state franchise tax return with its affiliates. An affiliate remits all Texas state franchise tax payments to the taxing authority and the Partnership reimburses the affiliate for any taxes paid on its behalf.

Outstanding Receivables and Payables

As of December 31, 2025, the Partnership has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Partnership typically settles receivables and payables with affiliates through netting against subsequent payables and receivables or in cash within 12 months of incurrence.

Note 6—Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirement under the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). At December 31, 2025, the Partnership had net capital of $32.9 million, which was $32.6 million in excess of required minimum net capital of $250,000. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2025, the Partnership was required to provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $0.6 million. The Partnership is required to be in compliance with applicable local, state and federal regulations.

The Partnership does not carry client accounts and does not otherwise hold funds or securities for, or owe money or securities to, clients, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

Note 7—Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2025 is solely that of the Parent. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. No Partner is required to make additional capital contributions to the Partnership but a Partner may make additional capital contributions to the Partnership with the consent of the General Partner. For the year ended December 31, 2025, the Partnership made distributions of $78.0 million to the Parent.

Note 8—Leases

Other information as it relates to the Partnership's operating leases is as follows:

	December 31, 2025
Weighted-average discount rate - operating leases	4.86%
Weighted-average remaining lease term - operating leases	6.19 years

As of December 31, 2025, the maturities of the undiscounted operating lease liabilities for the Partnership are as follows:

Years Ending:	Operating Leases
2026	$ 1,750,448
2027	2,185,152
2028	2,256,423
2029	2,330,007
2030	2,026,731
Thereafter	2,682,463
Total lease payments	13,231,224
Less: imputed interest	(1,806,394)
Total lease liabilities	$ 11,424,830

During the year ended December 31, 2025, the Partnership was also allocated rent and occupancy costs from its Parent. See Note 5—Related Party Transactions for further explanation of affiliate transactions.

Note 9—Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, payroll taxes, benefits and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period.

Benefit Plans

The Partnership's employees participate in a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The Partnership incurs costs related to contributions to employee 401(k) plans.

Equity-based Compensation

Certain employees of the Partnership and others providing services to the Partnership participate in the PWP Incentive Plan, which establishes a plan for the granting of various forms of incentive compensation awards, including restricted stock units and performance restricted stock units, measured by reference to PWP Class A common stock. Equity-based compensation expense is based on the estimated fair value of the awards at the grant date. PWP accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, PWP recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

The Partnership recognizes a corresponding charge to Payables to affiliates for any equity-based compensation expense. The impact of awards forfeited by employees of the Partnership or non-employees providing services to the Partnership is captured in the expense amount recognized by the Partnership.

Note 10—Commitments and Contingencies

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

Note 11—Fixed Assets

Fixed assets, net of accumulated amortization and depreciation at December 31, 2025, are as follows:

Furniture and equipment	$	2,228,526
Leasehold improvements		6,062,109
Less: Accumulated depreciation		(4,127,948)
Fixed assets, net	$	4,162,687

Note 12—Concentration of Credit Risk

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Accounts receivable represent amounts due from clients from various industry and geographic backgrounds. As of December 31, 2025, certain client receivables in the aggregate amount of $13.2 million were individually greater than 10% of the Partnership's gross accounts receivable as of that date and were concentrated with two clients. All of this amount was received subsequent to December 31, 2025.

Note 13—Segment Information

The Partnership provides a range of advisory services depending on the needs of its clients, including advice related to M&A execution, shareholder engagement advisory, financing and capital solutions, as well as underwriting and research services primarily for the energy and related industries. The Partnership provides advisory services to multiple industry sectors and clients, but the nature, process, delivery and regulatory complexities of advisory services are similar across the business. The Partnership is organized under an integrated approach to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals. As such, the Partnership is managed on a holistic basis, which results in one reportable segment: Advisory.

The Partnership's chief operating decision maker ("CODM") is the Chief Executive Officer of PWP.

The CODM does not review assets of the Advisory segment at a different level or category than what is presented as Total assets on the Statement of Financial Condition. The accounting policies of the Partnership's Advisory segment are the same as those described in Note 2—Summary of Significant Accounting Policies.

Note 14—Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 23, 2026, which is the date the Statement of Financial Condition was available for issuance.

On January 22, 2026, the Partnership filed a Continuing Membership Application Form ("CMA") with FINRA in connection with a proposed merger of the Partnership and Devon Park Securities, LLC ("Devon Park"), an SEC-regulated broker-dealer under common control with the Partnership. Upon completion of the merger, the Partnership will be the surviving broker-dealer and Devon Park will withdraw its registration with the SEC and FINRA. The merger is expected to close on March 31, 2026, subject to regulatory approval.

On January 29, 2026, the Partnership made a $27.0 million distribution to the Parent.